

Mail Stop 6010

August 21, 2008

Mr. Robert A. Bosi
Vice President and Chief Financial Officer
Transwitch Corporation
3 Enterprise Drive
Shelton, Connecticut 06484

> **Re:** **Transwitch Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-03285**

Dear Mr. Bosi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

1. We note that your "Overview" section repeats much of the same information as contained in your "Business" discussion. In your applicable future filings, please revise your overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, we note you have not provided an executive-level discussion of your declining net revenues, high research and development expenses as a percentage of net revenues, net losses and net cash used by operating activities and what actions management has taken with respect to known trends and uncertainties. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

Results of Operations, page 35

2. In future filings, to the extent practicable, please provide more discussion and analysis of the various components of your line item results. For instance, discuss in reasonable detail why optical transport revenues for fiscal 2007 declined 36% from 2006. Discuss whether this is a trend and why. Also discuss the reasons for the decline in gross profit margin from 72% to 62% in 2007. Is this particular to individual product lines? Discuss whether this is a trend and why.

Restructuring Charges, page 37

3. We note that you implemented a formal restructuring plan which resulted in $1.5 million and $248,000 of expenses during 2007 and in the first quarter of 2008, respectively. Please expand your MD&A in future filings to include discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. You should identify the periods in which material cash outlays are anticipated and the expected source of their funding. You should also discuss material revisions to exit plans, exit costs, or the timing of the plan's execution, including the nature and reasons for the revisions. The expected effects on future earnings and cash flows resulting from the exit plan should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that

outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to SAB Topic 5-P.4.

Consolidated Financial Statements and Financial Statement Schedule, page 43

Note 1. Business and Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 52

4.   We note from your disclosures on page 8 that you offer customers software programs for control of your configurable devices. Please revise future filings to discuss whether the software is more than incidental to the products, as defined by footnote 2 to paragraph 2 of SOP 97-2. As appropriate, also revise future filings to disclose how you account for the software, upgrades/ enhancements, post contract customer support, and services.

Note 2. Acquisitions, page 55

5.   We note that $5.2 million of the ASIC Design Center Division of Data – JCE purchase price and $4.9 million of the Mysticom Ltd. purchase price was allocated to goodwill. Please revise future filings to discuss the factors that contributed to a purchase price for these acquisitions that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51.b. of SFAS 141.

Note 4. Inventories, page 58

6.   We note your presentation here of the effects of excess and obsolete charges and benefits on your gross profit. We note a similar presentation in MD&A on page 37. While disclosure of the effect of these items is beneficial to an investors understanding of your results of operations and should continue to be disclosed in future filings, the current disclosure format results in the presentation of a non-GAAP financial measure for gross profit, as adjusted. Please address the following:

- Revise future filings to remove the non-GAAP financial measure for gross profit, as adjusted, from the notes to your consolidated financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

- With respect to the presentation on page 37, if you elect to continue to present the non-GAAP financial measure in your MD&A, please revise future filings to include the disclosures required by Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D) of Regulation S-K.

Note 6. Segment Information and Major Customers, page 59

7.   We note your disclosures of long-lived assets by geographic location, which includes ASIC goodwill in 2007. Please revise this disclosure in future filings to present only tangible assets. Refer to Question 22 in the FASB Staff Implementation Guide to Statement 131.

Note 11. Restructuring and Asset Impairment Charges, page 66

8.   We note that you recorded restructuring charges of approximately $1.5 million related to workforce reductions during 2007 and net restructuring charges of $72,000 during the six months ended June 30, 2008. In future filings, beginning with the period in which an exit plan is initiated, until the exit plan is completed, please revise to include all of the disclosures required by paragraph 20 of SFAS 146.

9.   We note that you have a remaining facility lease restructuring liability of $20.7 million as of December 31, 2007. It appears that this relates to excess space in Shelton, Connecticut. Based on your disclosures on page 26, it appears that you have sublet most of this space. Given the significance of this liability, please address the following:

   •   Tell us and revise future filings to disclose the nature of the facility lease liability, including when you originally vacated the associated facilities and the remaining term of the liability.

   •   Provide details regarding your expected amortization of the remaining amount of the liability through the end of the lease term.

Item 11. Executive Compensation

Proxy Statement

2007 Executive Compensation Components, page 31

10.   We note from the disclosure that you have incorporated by reference from your proxy statement that you have not provided a quantitative discussion of the terms of the "key metrics targets" to be achieved in order for your named executive officers to earn their stock option awards under the Management Incentive Plan and how the achievement of those targets resulted in the actual number of options awarded to such officers. In future filings provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, please discuss how difficult it

will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Executive compensation, page 36

11.   It is unclear why the table required by Item 402(d) of Regulation S-K and the narrative discussion called for by Item 402(e) were omitted. It is also unclear why the table required by Item 402(g) does not contain information with respect to any named executive officer other than Michael McCoy. Please provide all of the required information in your future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 3. Recent Accounting Pronouncements, page 6

12.   We note your disclosure here that the fair value for investments in non-publicly traded companies was based on third party valuation models, which you state is a Level 2 input under SFAS 157. Please address the following:

- Tell us more about the third party valuation models used in valuing the investments in non-publicly traded companies. Discuss who performed the valuation (i.e., management or an outside party) and the significant inputs into the valuation model.

- To the extent that you have relied upon a third party to value your investments in non-publicly traded companies, please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the valuation of the investments.

- Tell us and revise future filings to clarify why you believe your valuation of these investments should be considered Level 2 under paragraph 28 of SFAS 157.

- We do not see where you have provided the disclosures required by 32(e) of SFAS 157. Paragraph 39 of SFAS 157 indicates that in the initial period of adoption, all of the disclosures required by paragraphs 32-35 of SFAS 157, including those that relate to annual periods only, should be provided. Please tell us how your disclosures comply with paragraph 39 and 32(e) of SFAS 157. Alternatively, please include such disclosures in your next Form 10-Q.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris, Staff Attorney, at (202) 551-3601, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief